UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Western Uranium Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95984W109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95984W109
1	NAMES OF REPORTING PERSONS
The Siebels Hard Asset Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
976,786

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
976,786

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
976,786

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.86%

12	TYPE OF REPORTING PERSON (See Instructions)

Item 1.

(a)	Name of issuer: Western Uranium Corporation

(b)	Address of issuer’s principal executive offices:

700-10 King Street East, Toronto, ON M5C 1C3, Canada

Item 2.

(a)	Names of persons filing: The Siebels Hard Asset Fund, Ltd.

(b)	Address of principal business office or, if none, residence: c/o Maples Corporate Services Limited Ugland House, South Church Street, George Town, Grand Cayman KY1-1104

(c)	Citizenship: Cayman Islands

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 95984W109

Item 3.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 976,786

(b)	Percent of class: 4.86%

(c)	Number of shares as to which the persons have:

(i) Sole power to vote or to direct the vote: 976,786

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 976,786

(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

	By:	/s/ Joseph Byrne
Name: Joseph Byrne
Title: Chief Operating Officer